Exhibit 4.45
No.:3101402009M100009700
5703B
Loan Contract
Bank of Communications Co., Ltd.

No.: 3101402009M100009700
Loan Contract
Important
     The borrower is advised to read carefully the entire text of this contract, especially those provisions marked with **. Please do not hesitate to contact the creditor for explanation to any question that arises.
Borrower:     STATS ChipPAC Shanghai Co.,Ltd.
Legal Representative (Chief):     LEE YIK CHOONG
Legal Address:     No.188 Huaxu Rd, Xujing Town, Qingpu District, Shanghai
Correspondence Address:     As above
Creditor:     Shanghai Qingpu Branch/Sub-Branch, Bank of Communications Co., Ltd.
Chief:     Dong Yibei
Correspondence Address:     No.348 Gongyuan Rd, Qingpu District
Whereas,
The borrower has applied to the creditor for loan; and the borrower and the creditor have hereby formulated this Contract following their bilateral consultation, so as to clarify their respective rights and obligations.

Article I	Loan
I. 1	Currency: USD;

I. 2	Amount (in words): Twelve million.

I. 3	The loan under this Contract is used only as: Operating

I. 4	Term of Loan: 06 (mm)/ 30 (dd)/ 09 (yy) till 06 (mm)/ 25 (dd)/ 10 (yy).

Article II	Interest Rate and Calculation of Interest
II. 1	Interest Rate under this Contract:
—	Fixed RMB Interest Rate: The interest rate during the period of this Contract shall be executed on the basis of <( (month) (year)>;

—	Floating RMB Interest Rate: The interest rate shall be based on base interest rate / base interest rate upward float/ base interest rate downward float in (time limit) upon the date of grant of the loan amount due by the creditor. In case of an adjustment to the base interest rate by the People’s Bank over the said loan during the loan period, the creditor shall have the right to make a corresponding adjustment to the interest rate over the said loan, and the range of upward (downward) float shall remain unchanged. The interest rate after the adjustment shall be executed according to the following:
( )	Interest Rate to Be Decided Once Every Year:

The borrower shall implement according to the interest rate as agreed on in this Contract for one year from the date the loan amount is granted. Upon the conclusion of the grant of loan for the year (on the basis of the date of grant of the first loan amount), the base interest rate is to be adjusted according to the base interest rate as announced by the People’s Bank for the day;

( )	Interest Rate to Be Decided Once Every Six Months:

The borrower shall implement according to the interest rate as agreed on in this Contract for six months from the date the loan amount is granted. Upon the conclusion of the grant of loan for the six months (on the basis of the date of grant of the first loan amount), the base interest rate is to be adjusted according to the base interest rate as announced by the People’s Bank for the day;

( )	Interest Rate to Be Decided Once Every Three Months:

The borrower shall implement according to the interest rate as agreed on in this Contract for three months from the date the loan amount is granted. Upon the conclusion of the grant of loan for the three months (on the basis of the date of grant of the first loan amount), the base interest rate is to be adjusted according to the base interest rate as announced by the People’s Bank for the day;

( )	Interest Rate to Be Decided Once Every Month:

The borrower shall implement according to the interest rate as agreed on in this Contract for one month from the date the loan amount is granted. Upon the conclusion of the grant of loan for the month (on the basis of the date of grant of the first loan amount), the base interest rate is to be adjusted according to the base interest rate as announced by the People’s Bank for the day;
( )	Interest rate is to be adjusted on daily basis according to the base interest rate as announced by the People’s Bank for the day;
In case the base interest rate after an adjustment by the People’s Bank turns out to be a floating interest rate or cancelled base interest rate, both parties shall discuss and consult with each other as to an adjustment to the interest rate under this Contract. However, the interest rate after the adjustment shall not be lower than the then applicable interest rate. If the two parties concerned have failed to reach an agreement over the interest rate after adjustment in over month/months upon the date of the adjustment by the People’s Bank, the creditor has the right to announce that the loan amount under this Contract is prematurely due.

✓ USD (foreign currency) Libor+0.5%
II. 2	Daily Interest Rate = Monthly Interest Rate / 30; Monthly Interest Rate = Annual Interest Rate / 12.

II. 3	Calculation of Interest:

II. 3. 1	Normal Interest = Interest Rate under This Contract * Loan Amount Granted * Holding Days. Holding days are calculated commencing on the date of loan and concluding on the date of obligation.

II. 3. 2	Penalty interest for overdue loan or appropriated loan is calculated on the basis of the penalty interest rate for the overdue loan or the appropriated loan, and the actual days. The penalty interest rate for the overdue loan is 50% upward of the interest rate as specified in this Contract, and that for the appropriated loan is 100% upward of the interest rate as specified in this Contract, in case of a RMB loan; and the creditor has the right to make a corresponding adjustment to the penalty interest rate under this Contract and execute the new penalty interest rate from the date of adjustment of the interest rate by the People’s Bank, in case of an adjustment to the base interest rate by the People’s Bank over the float-interest-rate-based overdue loan or appropriated loan. The penalty interest rate, in case of a foreign exchange loan, shall be calculated on the basis of 50 % upward of the interest rate as specified in this Contract

II. 4	The interest for the loan under this Contract is settled according to the 1. of the following two options, with the principal and interest to be cleared up in one operation when due. The date of settlement of the interest is the date of payment of the interest:
1.	Settlement of interest on 20th day of the last month of each quarter; or

2.	Settlement of interest on 20th day of each month.

II. 5	Other Interest Rate Agreed On

Besides, the lender charges the borrower 1.3% of the loan amount as a commission.

Article III	Grant and Repayment of Loan
III. 1	The borrower should undergo the relevant procedure in three banking days in advance before withdrawing the loan amount. In addition, the withdrawing should be conducted in accordance with the following plan for loan grant.

Date of Grant						Amount Granted

09	(mm)/	24	(dd)/	09	(yy);	three million US dollars	(in words)
12	(mm)/	24	(dd)/	09	(yy);	three million US dollars	(in words)
03	(mm)/	24	(dd)/	10	(yy);	six million US dollars	(in words)
	(mm)/		(dd)/		(yy);		(in words)
**	III. 2	The creditor shall have the right to refuse to grant the loan amount before all of the following conditions are satisfied:
1.	The borrower has accomplished all the legal formalities with regard to the relevant government permit, approval or registration as well as the other formalities as required by the creditor. And the said formalities concerning the government permit, approval or registration remain to be effective;

2.	The Contract on Guarantee under this Contract (if applicable) has come into effect and will continue to be effective. In case the Contract on Guarantee is the Contract on Mortgage and/or Contract on Hypothecation, the right over the pledge shall be established and continue to be effective;

3.	There has occurred no significant change so far that proves unfavorable to the business management and financial situation of the borrower;

4.	The borrower has not violated this Contract.
III. 3	The actual date of grant and the amount of loan granted shall be based on the date and the amount recorded in the ‘Certificate of Loan’.
III. 4	The borrower should pay back as scheduled the loan amount according to the due date as specified in Clause I. 4 and the following plan. Should the due date registered in the ‘Certificate of Loan’ be different from that as agreed on in this Contract, the former shall be the basis.

Due Date						Repayment Amount

06	(mm)/	25	(dd)/	10	(yy);	three million US dollars (in words)
06	(mm)/	25	(dd)/	10	(yy);	three million US dollars (in words)
06	(mm)/	25	(dd)/	10	(yy);	six million US dollars (in words)
	(mm)/		(dd)/		(yy);	(in words)
**III. 5	The loanee is not allowed to pay back the loan amounts prematurely without the loaner’s consent.

**Article IV	Statement and Pledge by the Borrower
IV. 1	The borrower is an independent civil entity legally established and legally existing with a full capacity to enjoy all the rights as entitled and a full ability to perform on his own all his obligations under this Contract and undertake for himself all his civil responsibilities as due.

IV. 2	To sign and implement this Contract is the true expression of the borrower, with all the required consent, approval and authority and with no fault that can be found legally.

IV. 3	All the documents, materials and information provided by the borrower to the creditor in the course of the signature and performance of this Contract are authentic, accurate, complete and valid, with no information hidden away that may possibly affect his financial status and repayment ability.

IV. 4	At the time of signature of this Contract, the borrower is not a stockholder of the guarantor or the ‘actual controller’ as defined in the ‘Company Law’, nor does the borrower have any plan to be a stockholder of the guarantor or the ‘actual controller’.

Article V	Rights and Obligations of the Creditor
V. 1	The creditor shall have the right to recover the loan principal and the interest (inclusive of the compound interest and the penalty interest for overdue and appropriated loan), collect from the borrower the expense(s) payable, and exercise other rights as regulated by the relevant laws or specified in this Contract.

V. 2	The creditor shall keep confidential the business secret of the borrower acquired in the course of the implementation of this Contract as well as the financial and business materials and other information specified as ‘classified’ in writing by the borrower, unless otherwise regulated by law or specified in this Contract.

Article VI	Obligations of the Borrower
VI. 1	The borrower should pay back the loan principal and pay the related interest under this Contract in accordance with the schedule, amount, and currency as specified in this Contract.
VI. 2	The borrower shall not use the loan under this Contract for any other purpose.
**VI. 3	The borrower should undertake all the expenses under the Contract, including but not limited to the notarization cost, evaluation fee, appraisal expense and registration charge.

**VI. 4	The borrower should comply with the relevant business system and operation as adopted by the creditor in the handling of loan operation, including but not limited to the assistance to the creditor in the supervision and inspection over the use of the loan and the business operation of the borrower; provide promptly all the financial statements and other data and information as requested by the creditor; and assure that the documents, materials and information provided are authentic, complete and accurate.

**VI. 5	The borrower should give the creditor at least a thirty-day written notice if any of the following applies, and should not take the following actions before the former has cleared up the loan principal and interest due under this Contract, or provided a plan for repayment of debt and a guarantee that are accepted by the creditor:
1.	Sale, disposal as a gift, lease, loan, transfer, mortgage, hypothecation or disposal in some other manner of the major property, or all of or most of the property;

2.	Major change in the business system or the organizational form of property right, including but not limited to contracting, leasing, joint business operation, corporate system reform, stock holding cooperation system reform, enterprise sale, merging (purchasing), joint venture (cooperation), branching, subsidiary formation, property right transfer, and capital reduction.
**VI. 6	The borrower should give a written notice to the creditor in seven days upon the date of the occurrence or possible occurrence of any of the following:
1.	Amendment to the articles of association; change of items for industrial and commercial registration such as business name, legal representative, location, correspondence address or business scope of enterprise; or decision of great impact on financial affairs or human resources;

2.	Scheduled application for bankruptcy, or possible application by the borrower or guarantor for bankruptcy, or bankruptcy applied for by the creditor;

3.	Involvement in some major legal action, arbitration, administrative measure, or a compulsory measure, such as property preservation, taken on the principal property or the guaranty object under this Contract;
4.	Guarantee provided for a thirty party, resulting in major unfavorable impact on the financial situation or the ability to perform this Contract;

5.	Signature of a contract that is of a major impact on his business operation and financial status;

6.	Suspension of production, going out of business, dissolution of business, suspension of business to bring up to standard, cancellation of business registration or cancellation of business license on the part of the borrower or the guarantor;

7.	Illegal activity/activities found in the borrower, or the legal representative (chief) or any of the major managerial personnel of the borrower, which are in violation of the relevant laws or the relevant applicable transaction regulation;

8.	Serious frustration in business, worsening of financial situation or an instance of negative impact upon the guarantor in the normal business operation, business situation or obligation ability;

9.	Related business dealing resulted, the amount of which reaches or exceeds 10% of the net assets as recently appraised;

10.	The borrower having become or being likely to be a stockholder of the guarantor or the ‘actual controller’ as defined in the ‘Company Law’.
**VI. 7	In case the guarantee under this Contract is changing towards an unfavorable direction for the creditor, the borrower should provide promptly some other guarantee that the creditor may accept.

‘Change’ as named in this Clause includes but not limited to: merging, branching, suspension of production, going out of business, dissolution of business, suspension of business to bring up to standard, cancellation of business registration, cancellation of business license, application or being under application for bankruptcy on the part of the guarantor; major change in the business operation or financial situation of the guarantor; involvement by the guarantor in some major legal action, arbitration, administrative measure or property preservation action or other compulsory measures over his principal property; deduction or possible deduction in value of the object guaranteed or compulsory measure having been taken over the object guaranteed; breaching act or violation against the applicable transaction regulations on the part of the guarantor or his legal representative (chief) or major managerial personnel;

guarantor being an individual, or being missing or dead (announced dead); breaching act against provisions under the contract on guarantee; dispute occurring between the guarantor and the borrower; request by the guarantor for dissolution of the contract on guarantee; the contract on guarantee yet to be effective, or found ineffective, or cancelled; the right to the object guaranteed being not established or invalid; or other incident affecting the security of the creditor’s right of the creditor.

Article VII	Other Items Agreed On
     Breach of contract:(1) asset-liability ratio is higher than 60% (asset-liability ratio = (total liabilities / total assets) * 100%); (2) interest coverage ratio is less than 6(interest coverage ratio = (depreciation + interest Pre-tax profit) / interest); (3) bank transaction volume weight ratio of our branch is less than 50% of total transaction volume, if found the ratio is less than 50% of total transaction volume, the borrower will be notified one month in advance by lender for critical action next month. If next month critical action is still failed, then the credit line will be terminated by the lender.

**Article VIII	Pre-maturity of Loan
Should any of the following occur, the creditor shall have the right to suspend the grant of the unused loan amount to the borrower, announcing unilaterally partial or complete pre-maturity of the loan for the borrower under this Contract and demanding that the borrower repay all the principal due and pay off the related interest without delay:
1.	The statement and the pledge made in Article IV by the borrower are found untruthful;

2.	The borrower has violated this Contract;

3.	Any one of the circumstances listed in Clause VI. 6 as items for notice has actually occurred, which the creditor believes will affect the security of his creditor’s right;

4.	The borrower is found to have committed, in his performance of other contracts signed with the creditor, a breaching act such as delay in implementation, and has refused to rectify even though advised to do so by the creditor.

**Article IX	Breach
IX. 1	The borrower, who has failed to repay in full the loan principal and pay the interest, or to use the loan according to the purpose as specified in this Contract, should pay the interest calculated on the basis of the penalty interest rate for overdue loan or the penalty interest rate for appropriated loan. In addition, the borrower should undertake the compound interest for the interest that is to be paid and yet unpaid.

IX. 2	The borrower, who has failed to repay in full the loan principal and pay the interest as due, should undertake the call expense, legal action charge (or arbitration charge), preservation fee, notice fee, execution fee, attorney fee, travel expense and other expenses which the creditor has paid for the realization of the creditor’s right.

IX. 3	The creditor, who believes that the borrower has avoided supervision, or has delayed in repayment of loan principal and interest, or has ill-intentionally dodged a creditor, shall have the right to report to the relevant authority on the said act and publicize it in the mass media.

**Article X	Agreement on Deduction
X. 1	With the authorization by the borrower who is yet to repay the loan principal, interest, penalty interest or other expenses due, the creditor shall have the right to deduct from the balance in any of the deposit accounts of the borrower at the Bank of Communications the amount for repayment of the debt due.

X. 2	After the deduction, the creditor should inform the borrower of the account number involved in the deduction, the number of the Contract, the number of the ‘Certificate of Loan’, the amount deducted, and the balance of the debt involved.

X. 3	The deducted amount, which is found to be insufficient to pay back all the debt amount, should be used first to cover the amount due for the current installment. Should the delay in repayment for the principal and interest extend in less than 90 days, the balance after the deduction shall be used first to pay back the interest or the penalty interest or the compound interest payable before being employed to cover the principal due. Should the delay in repayment for the principal or the interest exceed 90 days, the balance after the deduction shall be used first to pay back the principal payable before being employed to cover the interest or the penalty interest or the compound interest due.

X. 4	Should the currency of the amount deducted be different from that of the debt to be paid back, the conversion rate for foreign exchange as announced by the Bank of Communications upon the date of the deduction shall be the basis.

Article XI	Settlement of Dispute
Any dispute arising from this Contract should be settled by taking legal action with the court of judicial power over the area where the creditor is located. During the period of dispute, the parties concerned should continue to implement the terms that are not involved in the dispute.

Article XII	Miscellaneous
XII. 1	The ‘Certificate of Loan’ under this Contract, and the relevant documents and materials as affirmed by the two parties concerned form an inseparable part of this Contract.

XII. 2	This Contract comes into effect upon the signature (or seal) by the legal representatives (chiefs) or authorized representatives of both parties involved, with their respective common seals affixed thereto.

XII. 3	This Contract is made in copies to be held ONE copy/copies each by either of the two parties concerned, and the guarantor.

Statement:	Should any discrepancy in meaning be found between the version above and that in Chinese, the latter shall prevail.

The borrower has read all the above provisions; the
creditor has made the corresponding explanations in
response to the request by the borrower; and the borrower
has no objection to all the particulars.

Borrower (Common Seal):	Creditor (Common Seal):

[Common Seal of STATS ChipPAC Shanghai Co., Ltd.]	[Common Seal of Bank of Communications Co., Ltd.]

Legal Representative (Chief) or Authorized Representative (Signature or Seal):	Legal Representative (Chief) or Authorized Representative (Signature or Seal):

/s/ Lee Yik Choong	/s/ Ling Haiqiang

Date Signed:	Date Signed:
06 (mm)/ 30 (dd)/ 09 (yy)	06 (mm)/ 30 (dd)/ 09 (yy)